Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2579	E-mail Address jmendez@stblaw.com

August 15, 2019

VIA EDGAR

Dale Welcome and Jeanne Baker

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated June 20, 2019 concerning

Graña y Montero S.A.A.

Form 20-F for the Fiscal Year Ended December 21, 2018

Filed May 1, 2019

File No. 001-35991

Dear Mr. Welcome and Ms. Baker:

On behalf of our client, Graña y Montero S.A.A. (the “Company”), we are responding to your letter dated June 20, 2019 concerning the Form 20-F for the fiscal year ended December 31, 2018 filed by the Company. In that letter, you asked that the Company respond to the comments within 10 business days or advise the staff when it will respond. Further to our telephonic conversation on June 26, 2019, we advised the staff in writing on June 27, 2019 that the Company expected to respond no later than August 15, 2019.

At this time, we respectfully advise the staff that the Company is not in a position to respond today, as it continues to work on its response in order to respond fully to the comments in your letter. The Company currently expects to respond no later than August 29, 2019. In the meantime, please do not hesitate to contact me at 212-455-2579.

Sincerely,

/s/ Juan F. Méndez
Juan F. Méndez
Simpson Thacher & Bartlett LLP

cc: Graña y Montero S.A.A.

c/o Monica Miloslavich Hart, Chief Financial Officer

Daniel Urbina Pérez, Chief Legal Officer

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